

August 18, 2021

Paul Hastings
Chief Executive Officer
Nkarta, Inc.
6000 Shoreline Court, Suite 102
South San Francisco, California 94080

>**Re: Nkarta, Inc.**
>**Registration Statement on Form S-3**
>**Filed August 12, 2021**
>**File No. 333-258766**

Dear Mr. Hastings:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: C. Brophy Christensen, Jr.